April 15, 2013
ATTORNEYS AT LAW
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CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Ms. Karen Rosotto U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 002-93131 and 811-04044)
Parnassus Income Funds (File Nos. 033-36065 and 811-06673)
Amended Registration Statements on Form N-1A
(adding new series)
Filed on February 14, 2013

Dear Ms. Rosotto:

On behalf of our clients, Parnassus Funds, a Massachusetts business trust (Investment Company Act File No. 811-04044), which is comprised of five portfolios, and Parnassus Income Funds, a Massachusetts business trust (Investment Company Act File No. 811-06673), which is comprised of two portfolios (each portfolio of Parnassus Funds and Parnassus Income Funds a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced registration statements of the Funds (collectively, the “Registration Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

General

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

April 15, 2013

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and trustees, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Prospectus

3.  In the investment objective for the Parnassus Equity Income Fund, delete the reference to how the investment objective will be achieved.

Response:  As requested, the Funds will delete the reference to how the investment objective will be achieved.

4.  Revise the footnote on the expense reimbursement to indicate that the fees can be recouped and to indicate if it can be terminated.

Response:  The Funds note that the Funds may not recoup amounts that are waived or reimbursed in future years.  The Funds will add the following disclosure: “The agreement will not be terminated prior to May 1, 2014.”

5.  Supplementally, please explain what expenses are included in the “all remaining other expenses,” with a view to potentially revising the table.  The expense reimbursement exceeds the management fee.  Supplementally, please explain how the expense reimbursement will be accomplished.

Response:  The estimated “all remaining other expenses” for the Parnassus Asia Fund are comprised of expenses that are identical to the other Funds: Transfer Agent Fees, Fund Administration Fees, Registration Fees and Expenses, Custody Fees, Professional (Audit & Legal) Fees, Trustee Fees and Expenses, Proxy Voting Fees, Pricing Services Fees, and Miscellaneous Expenses.  As there are no additional expense categories unique to the Parnassus Asia Fund included in the “all remaining other expenses” line, the Funds will keep the disclosure as it currently appears in the table.  The reason that the estimated fees are so high is that they include start-up costs associated with launching a new fund, combined with an estimated small, initial net asset base for the Parnassus Asia Fund.  The Funds’ investment adviser will reimburse the Parnassus Asia Fund on a monthly basis, as needed, when reimbursement exceeds the management fee for the Fund.

6.  Please delete the columns for the five and ten year periods from the expense example.

Response:  As requested, the Funds will delete the five and ten year periods from the expense example.

April 15, 2013

7.  In the principal investment strategies section, indicate that it is the investment adviser that determines whether a company is deeply undervalued.

Response:  As requested, the Funds will revise the disclosure to read as follows: “This Fund follows a “contrarian” strategy of seeking to invest in stocks that are currently out of favor with the financial community and are therefore, in the opinion of the Fund’s investment adviser, deeply undervalued.”

8.  In the principal investment strategies section for the Parnassus Equity Income Fund, indicate the definition for large-cap companies that is used by the Fund.  In addition, we believe that the Fund is subject to the name rule.  With regard to the Parnassus Mid-Cap Fund, please provide an explanation of how the Fund determined the definition for mid-capitalization companies.

Response:  As requested, the Funds will revise the disclosure to include the following: “The Fund considers a large-cap company to be one that has a market capitalization that is greater than the median market capitalization of the Russell 1000 large-cap index, measured at the time of purchase.”

We respectfully submit that the name rule does not apply, and do not believe that the SEC’s statement on this point is ambiguous.  The SEC statement is found in Question 9 of the Staff’s “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” last modified December 4, 2001 (the “Name Rule FAQ”).  Question 9 of the Name Rule FAQ identifies names that do not trigger the name rule and expressly includes in this list the name “equity income” by using the word likewise, which refers back to the list of names not triggering the name rule: “Likewise, the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”  That this name is included in the list of names not triggering the name rule is confirmed when the SEC statement says, immediately following the quoted sentence above, that “by contrast, a term such as “fixed income” suggests investment in a particular type of investment and would be covered by rule 35d-1.”

In addition, we note that the Funds looked at several other equity income funds, and none of the prospectuses that were reviewed stated that such funds would invest at least 80% of their assets in income-producing stocks.  This means they do not view themselves as subject to the name rule, which is consistent with Question 9 of the Name Rule FAQ.  To require the Parnassus Equity Income Fund to invest at least 80% in income-producing stocks, contrary to Question 9 of the Name Rule FAQ, would be to put the Fund at a disadvantage compared to other equity income funds.  Furthermore, the portfolio managers indicate that given the relatively low number of income-producing stocks that are available on the market, it can be difficult to find enough dividend-paying stocks to buy to get to 80%.

In defining medium capitalization companies, the Funds and the investment adviser have carefully considered various indices and industry classifications, and what they believe are “pertinent references,” and have found that there is a great deal of disparity regarding how others define medium capitalization companies.  Following this evaluation, the Funds have determined that the current definition is reasonable and appropriate.  The Funds also believe the definition is not misleading, as it is fully disclosed to shareholders.

April 15, 2013

9.  In the principal investment strategies section for the Parnassus Small-Cap Fund, delete the reference to small-cap companies being less stable than mid-cap or large-cap companies.

Response:  As requested, the Funds will delete this reference.

10.  In the principal investment strategies section for the Parnassus Workplace Fund, please include a definition of what makes a good workplace.

Response:  As requested, the Funds will add the following disclosure: “The Fund’s investment adviser makes a judgment as to which companies have good workplaces based on factors such as respectful and fair treatment of employees, good two-way communication, equitable pay and benefits, family-friendly policies and support for volunteerism and charitable contributions to the community.”

11.  In the principal investment strategies section for the Parnassus Asia Fund, please revise the definition of Asian companies to provide a stronger economic tie to Asia.  Please indicate whether the Fund may invest in convertible securities below investment grade.  With regard to preferred and convertible securities, include appropriate risk factors if such securities will be principal investments.

Response:  As requested, the Funds will revise the disclosure to read as follows: “Asian companies are companies domiciled or headquartered in Asia, companies that have a substantial amount of business in Asia, or companies whose primary trading markets for their securities are located in Asia.”  With regard to preferred and convertible securities, the Funds will, if such securities will be principal investments, include appropriate risk factors.

12.  In the principal investment strategies section for the Parnassus Fixed-Income Fund, disclose the average maturity of the Fund.  In the “Convertible Securities Risk,” please include the term “junk bond.”  Also, please include this disclosure: “The Parnassus Fixed-Income Fund may invest in long-term, intermediate-term or short-term fixed-income securities or any combination thereof, depending on market conditions, and these securities may also have floating or variable interest rates.”

Response:  As requested, the Funds will include the following disclosure: “As of March 31, 2012, the dollar-weighted average maturity of the Fund’s portfolio was 9.01 years.”  The Funds will revise the “Convertible Securities Risk” to read as follows: “Up to 20% of the Parnassus Fixed-Income Fund’s assets may be invested in convertible securities, and these securities may not have an investment-grade rating (commonly referred to as “junk bonds”), which would make them riskier than securities with an investment-grade rating.”  The Funds will include the following disclosure: “The Parnassus Fixed-Income Fund may invest in long-term, intermediate-term or short-term fixed-income securities or any combination thereof, depending on market conditions, and these securities may also have floating or variable interest rates.”

April 15, 2013

13.  If a Fund has not experienced high portfolio turnover in the past three years, please consider deleting the “Turnover Risk.”  If a Fund includes the “Foreign Securities Risk,” then the principal investment strategy discussion should include a reference to foreign securities.  If a Fund includes the “Small- and Mid-Capitalization Company Risk,” then the principal investment strategy discussion should include a reference to small- and mid-capitalization companies.

Response:  As requested, the Funds will delete the “Turnover Risk” where a Fund has not experienced high portfolio turnover within the past three years.  A Fund that includes the “Foreign Securities Risk” will reference foreign securities in the principal investment strategy discussion.  For example: “The Fund invests mainly in domestic stocks of companies that are financially sound and have good prospects for the future, and to a lesser extent may also invest in foreign securities of similar companies.”  A Fund that includes the “Small- and Mid-Capitalization Company Risk” will reference small- and mid-capitalization companies in the principal investment strategy discussion.  For example: “The Fund may invest to a lesser extent in small- and mid-capitalization companies.”

14.  In the performance table, indicate that the Indices do not reflect any deduction for fees, expenses or taxes.

Response:  The Funds will revise the disclosure as requested.

15.  In the “Investment Objectives and Policies and Non-Principal Risks” section, please indicate that it is the investment adviser that determines if an issuer is financially sound.  With regard to the Parnassus Asia Fund, list all of the countries that the Fund includes as being in Asia.

Response:  The Funds will revise the disclosure as requested to read as follows: “the issuer, in the Adviser’s view, is financially sound with good prospects for the future.”  The Funds will list all of the countries that the Parnassus Asia Fund includes as being in Asia.

16.  In the “Management of the Funds” section, please indicate that the fee waiver drives the difference between the net investment advisory fee and the gross investment advisory fee.

Response:  The Funds will revise the disclosure as requested.

17.  In the “Net Asset Value” section, please explain when a Fund would not calculate its net asset value even though the NYSE was open.  Also, consider whether investments in foreign securities might impact the net asset value calculation for Funds other than the Parnassus Asia Fund, and revise the disclosure accordingly.

Response:  The Funds will revise the disclosure as follows: “The NAV for the Funds is calculated on each day the NYSE is open for trading and on any other day there is a sufficient degree of trading in investments held by the Funds to affect the NAV.”

18.  In the “Privacy Policy and Practices,” please delete the phrase “(not part of the prospectus).”.

Response:  The Funds will delete the requested phrase.

April 15, 2013

Statement of Additional Information

19.  In the investment restrictions section, please include disclosure that the Investment Company Act permits investments in commodities.

Response:  As requested, the Funds will revised the disclosure to read as follows: “Buy or sell commodities or commodity contracts including futures contracts or real estate, real estate limited partnerships or other interests in real estate; provided, however, that the Parnassus Asia Fund may purchase and sell commodities to the extent permitted by the 1940 Act. (The 1940 Act currently permits investments in commodities.)  Each Fund may purchase and sell securities that are secured by real estate and securities of companies that invest or deal in real estate.”

20.  In the compensation table for directors, please explain why the “Total Compensation from Fund and Fund Complex Paid to Trustees” for Mr. Boteler is lower than the “Aggregate Compensation from Funds.”

Response:  The first column, “Aggregate Compensation from Funds,” reflects the annual compensation that is payable to each trustee, while the final column, “Total Compensation from Fund and Fund Complex Paid to Trustee,” reflects the amount actually paid, which was lower for Mr. Boteler because he was not a trustee for the full year.  The Funds will footnote the table to explain the reason for the difference.

21.  In the following discussion, please delete the word “ordinarily”: “The Net Asset Values of the Funds’ shares are ordinarily computed once each day as of the close of trading on the New York Stock Exchange (“NYSE”), usually 4:00 p.m., Eastern Time, on each day that the NYSE is open for trading and on any other day that there is a sufficient degree of trading in investments held by the Funds to affect their Net Asset Values.”

Response:  As requested, the Funds will delete the word “ordinarily.”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:	John V. Skidmore II